[LOGO]

                                   INVITATION

                     TO THE GENERAL MEETING OF SHAREHOLDERS
                      of LION bioscience Aktiengesellschaft
                      WITH REGISTERED OFFICES IN HEIDELBERG

          SECURITY IDENTIFICATION NUMBER (WERTPAPIER-KENN-NR.): 504350

                 We hereby invite all shareholders to attend the

                         GENERAL MEETING OF SHAREHOLDERS

                         of the Company taking place at

 Kongresshaus Stadthalle Heidelberg, Neckarstaden 24, 69117 Heidelberg, Germany

                         at 10:00 a.m. on August 7, 2003



                                     AGENDA
                                     ------

1. SUBMISSION OF THE ADOPTED ANNUAL FINANCIAL STATEMENTS, THE APPROVED CONSOLIDATED FINANCIAL STATEMENTS, THE COMBINED MANAGEMENT REPORT AND GROUP MANAGEMENT REPORT AND THE SUPERVISORY BOARD'S REPORT, IN EACH CASE FOR THE FISCAL YEAR ENDING ON MARCH 31, 2003.

     As of the day of the convocation of the general meeting of shareholders, the aforementioned documents will be available for inspection at the offices of LION bioscience AG at WALDHOFER STRASSE 98, 69123
     HEIDELBERG, and in the Internet together with the agenda at WWW.LIONBIOSCIENCE.COM/HAUPTVERSAMMLUNG. They will also be available to the shareholders of the Company for inspection during the general meeting of shareholders. Each shareholder, upon request, will be provided with a copy of said documents without undue delay and free of costs.

2. RESOLUTION FORMALLY APPROVING THE ACTIONS OF THE MEMBERS OF THE MANAGEMENT BOARD

     The Management Board and the Supervisory Board propose that discharge (Entlastung) be granted to the members of the Management Board for the fiscal year ending on March 31, 2003.

3. RESOLUTION FORMALLY APPROVING THE ACTIONS OF THE MEMBERS OF THE SUPERVISORY BOARD

     The Management Board and the Supervisory Board propose that discharge (Entlastung) be granted to the members of the Supervisory Board for the fiscal year ending on March 31, 2003.

4. APPOINTMENT OF THE AUDITOR AND A GROUP AUDITOR FOR THE FISCAL YEAR ENDING ON MARCH 31, 2004.

     The Supervisory Board proposes that the accounting firm Ernst & Young, Deutsche Allgemeine Treuhand AG, Theodor-Heuss-Anlage 2, 68165 Mannheim, Germany, be appointed auditor of the financial statements and consolidated

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                                       2

     financial statements of the group of companies for the fiscal year ending on March 31, 2004.

5. RESOLUTION ON AMENDING THE PROVISIONS OF THE ARTICLES OF ASSOCIATION RELATING TO THE COMPOSITION OF THE SUPERVISORY BOARD.

     The Management Board and the Supervisory Board propose that the number of members of the Supervisory Board be reduced from the previous six members to only three in the future. Concurrently, the provision relating to the holding of meetings is to be amended in accordance with the Law for the Further Reform of Corporation Law, Accounting Law, Transparency and Publicity dated July 19, 2002 ("TRANSPARENCY AND PUBLICITY ACT").

     Accordingly, the Management Board and the Supervisory Board propose that the following resolution be adopted:

     a)  Section 8 (1) of the Articles of Association is reworded as follows:

         "The Supervisory Board is made up of three persons."

     b) Section 9 (2), p. 1 of the Articles of Association is reworded as follows:

         "The Supervisory Board must hold at least two meetings every six months."

6.   RESOLUTION ON FURTHER AMENDMENTS TO PROVISIONS OF THE ARTICLES OF
     ASSOCIATION

     1. Announcements, convocation of the general meeting of shareholders, site of the general meeting of shareholders

         In accordance with the revised Section 25 (1) AktG [German Stock Corporation Act] due to the Transparency and Publicity Act, announcements of the Company that are by law to be made through the Company's publications must be inserted in the electronic Federal Gazette. The previous wording of the Articles of Association are to be amended to reflect this new arrangement. Finally, the provisions of the Articles of Association made superfluous by the IPO shall be stricken and the shareholders known by name shall be notified of same.

         In addition, the possibility is to be created to allow general meetings of shareholders to be held at locations in the region that are not part of the Heidelberg commercial register district.

         Accordingly the Management Board and Supervisory Board propose that Sections 3 and 11 of the Articles of Association be amended as follows:

     a)  Section 3 of the Articles of Association is changed as follows:

         "The Company publishes its announcements in the electronic Federal Gazette unless otherwise provided by law."

     b) Section 11 (3), sentence 4 of the Articles of Association is reworded as follows:

         "The general meeting of shareholders is convened by announcement in the electronic Federal Gazette unless otherwise provided by law."

     c)  Section 11 (3), sentence 5 is deleted.

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                                       3

     d) Section 11 (3), sentence 3 of the Articles of Association is reworded as follows:

         "The general meeting of shareholders takes place at the Company's registered domicile, at another location in the Rhine-Neckar region or at the location of a German stock exchange."

     2.  Board of Management/Supervisory Board

         Pursuant to the German Corporate Governance Code of February 26, 2002 as most recently revised ("THE CODE"), the Management Board shall be made up of several persons. This shall now be provided in the Articles of Association and the relevant provisions concerning the quorum of the Board of Management and the representation of the Company shall be amended accordingly. In addition, according to the revision of Section 111 (4) p. 2 AktG, the reservation of consent for the Supervisory Board must be established for transactions of fundamental significance.

     Accordingly, the Management Board and Supervisory Board propose that Sections 6 and 7 of the Articles of Association be amended as follows:

     a)  Section 6 (1) is reworded as follows:

         "The Management Board of the Company is made up of two or more persons. The Supervisory Board determines the number of members."

     b)  Section 6 (3) is reworded as follows:

         "Resolutions are adopted by a simple majority of the Management Board members present unless the law absolutely requires a larger majority of votes. If the Management Board is made up of two members, a quorum exists if both members are present. A Management Board made up of more than two members has a quorum if two-thirds of its members are present. If the Management Board is made up of more than two members, the chairman's vote is deciding. Resolutions may also be adopted using the circulation method (in writing, by telegram, fax or telephone)."

     c)  Section 7 (1) is reworded as follows:

         "The Company is legally represented by two members of the Management Board or by one member of the Management Board jointly with one Prokurist [authorized signatory]. The Supervisory Board may grant individual power of representation to members of the Management Board and exempt them from the prohibition against entering into legal transactions on behalf of the Company and simultaneously as a representative of a third party."

     d)  Section 7 (2) is reworded as follows:

         "The Supervisory Board shall order in the rules of procedure for the Management Board or by resolution that certain types of transactions may only be entered into with its consent."

    3.   Compensation of the members of the Supervisory Board

         According to the Code, in addition to an appropriate fixed compensation, a performance-oriented compensation based on the long-term performance of the enterprise shall be provided for the members of the Supervisory Board.

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                                       4

         The Management Board and Supervisory Board propose that Section 10 of the Articles of Association be amended as follows:

     a)  Section 10 (1) is reworded as follows:

         "For every complete fiscal year of their membership in the Supervisory Board, the Supervisory Board members each receive a fixed compensation in the amount of EUR 25,000. The chairman receives three times that amount. The deputy chairman receives EUR 5,000 in addition to the basic compensation. Moreover, the Supervisory Board members each receive a variable compensation in the amount of 10% of the respective basic compensation as defined in sentence 1 to sentence 3 for the first fiscal year in which a positive return on equity is generated. In the subsequent years, the percentage to be paid as variable compensation corresponds to the respective basic compensation of the return on equity (percentage) according to the consolidated financial statements. For the chairmanship in a Supervisory Board committee meeting at least two times in a fiscal year, the Supervisory Board members each receive an additional compensation in the amount of EUR 10,000. The compensation is reduced proportionately in the event of only temporary membership in the Supervisory Board during a fiscal year. The compensation is payable upon ratification of the annual financial statements.

     4.  Modern means of communication

         The Transparency and Publicity Act expands the possibilities for transmitting the general meeting of shareholders using modern means of communication. Moreover, Section 118 (2), p. 2 AktG offers the possibility to provide for specific cases in the Articles of Association in which members of the Supervisory Board may participate in the general meeting of shareholders by sound and image transmission.

         The Management Board and Supervisory Board accordingly propose that
         Section 11 of the Articles of Association be amended as follows:

     a)  Transmission of the general meeting of shareholders

         The following provision is inserted into the Articles of Association as a new Section 11 (15):

         "The chairman may allow the general meeting of shareholders to be recorded and transmitted electronically in excerpts or completely; however, he is not obligated to do this. The transmission may also be in a form that allows unlimited access to the public."

     b)  Participation by video transmission

         The following provision is inserted into the Articles of Association as a new Section 11 (16):

         "Members of the Supervisory Board who reside outside the Federal Republic of Germany or who stay abroad for an important reason may participate in the general meeting of shareholders by sound and image.

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                                       5

     5.  Annual financial statements

         The Transparency and Publicity Act extends the Supervisory Board's duty to examine to the consolidated financial statements.

         Accordingly, the Management Board and the Supervisory Board propose that the following resolution be adopted:

            Section 12 of the Articles of Association is changed as follows:

               "Annual financial statements, management report, consolidated financial statements, group management report

         1) In the first three months of the fiscal year, the Management Board must prepare the annual financial statements, the management report, the consolidated financial statements and the group management report for the past fiscal year and promptly submit them to the Supervisory Board and the auditor of the financial statements. Concurrently, the Management Board must submit to the Supervisory Board the proposal for the appropriation of profits, which it must make to the general meeting of shareholders.

         2) The Supervisory Board must examine the annual financial statements, the management report, the consolidated financial statements and the group management report of the Management Board and the proposal for the appropriation of profits and report in writing to the general shareholders meeting concerning the result of the examination. It must also comment on the result of the examination of the annual financial statements and of the consolidated annual statements by the auditor. It must forward its report to the Management Board within one month after receiving the documents from the Management Board and the report of the auditor concerning the examination of the annual financial statements. Section 171
             (3), p. 2 AktG is not affected by this. If, after examining the annual financial statements, the Supervisory Board approves them, they are ratified unless the Management Board and Supervisory Board decide to turn the ratification over to the general meeting of shareholders. If the Supervisory Board does not approve the annual financial statements, the ratification of the annual financial statements is the responsibility of the general meeting of shareholders. If, after examining the consolidated financial statements, the Supervisory Board does not approve them, the general meeting of shareholders decides concerning approval.

7.   NEW ELECTIONS TO THE SUPERVISORY BOARD

     Pursuant to Section 96 (1) last sub-clause, Section 101 (1) p. 1 1 old AktG and Section 8 (1) of the previous Articles of Association, the Supervisory Board is made up of six members who are solely elected by the shareholders. After the amendment to the Articles of Association proposed in Item 5a of the Agenda takes effect, the Supervisory Board will only be made up of three members who are solely elected by the shareholders.

     DR. KLAUS TSCHIRA has resigned from his position on the Supervisory Board effective DECEMBER 31, 2002 and left the Company's Supervisory Board at that time. On the proposal of the Management Board of LION bioscience AG and pursuant to Section 104 (2) AktG, the Local Court Heidelberg appointed MR. RICHARD ROY to be a member of the Supervisory Board effective APRIL 1, 2003.

     Pursuant to Section 8 (2) of the Articles of Association, the term of office of the current Supervisory Board ends with the close of the general meeting of shareholders.

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                                       6

     The Supervisory Board proposes to the general meeting of shareholders that the following persons be elected to the Supervisory Board of LION bioscience AG until the close of the general meeting of shareholders that will decide concerning the formal approval for the fiscal year ending on March 31, 2008.

     (a) Jurgen Dormann, Chairman of the Board of Directors of ABB Ltd. Zurich, residing in Zurich Switzerland

     (b) Dr. Klaus Pohle, former deputy chairman of the management board of Schering AG, residing in Berlin

     (c) Richard Roy, management consultant, residing in Dreieich

     The persons proposed for election are members of the following statutorily prescribed supervisory boards or national and international control bodies, respectively, of business enterprises:

     (a) Jurgen Dormann:

         - Allianz AG, Munich
         - Aventis S.A., Schiltigheim, France (chairman)

     (b) Prof. Dr. Klaus Pohle:

         - DWS Investment GmbH, Frankfurt am Main
         - President of the German Standardization Council
         - Coty Inc., New York City, USA

     (c) Richard Roy:

         - Ixos AG, Munich
         - Realtech AG, Walldorf (deputy chairman of the supervisory board)
         - Swisscom AG, Bern, Switzerland (member of the board of directors)

     The general meeting of shareholders is not bound by any election proposals.


8. CANCELLATION OF THE AUTHORIZATIONS CONCERNING THE ISSUE OF STOCK OPTIONS AND CANCELLATION OF CONDITIONAL CAPITAL I THROUGH III.

     The general meeting of shareholders held on March 13, 2000 authorized the Management Board, subject to the Supervisory Board's consent, to establish one or several stock option plans under which plans, once or several times, until December 31, 2004, option rights with respect to up to 177,000 no-par value non-voting bearer preference shares of LION bioscience AG could be issued to members of the Management Board and employees of LION bioscience AG and management members and employees of the Group Companies. By resolution of the general meeting of shareholders of June 28, 2000, this authorization was amended to the effect that the Management Board, subject to the Supervisory Board's consent, may grant options with respect to up to 1,239,000 ordinary bearer shares; said authorization to issue options to members of the Management Board was granted solely to the Supervisory Board. A proportionate contingent capital was created. In exercising said authorization, the Management Board and, to the extent that options were granted to members of the Management Board, the Supervisory Board granted share options with respect to up to 1,239,000 ordinary bearer shares. Thus, the authorization dated March 13, 2000 has been fully utilized.

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                                       7

     In view thereof, the general meeting of shareholders of the Company held on July 18, 2001 authorized the Management Board, subject to the Supervisory Board's consent, to establish one or several stock option plans under which plans, once or several times, until December 31, 2005, option rights with respect to up to 636,400 no-par value ordinary bearer shares of LION bioscience AG could be issued to members of the Management Board and employees of LION bioscience AG and to management members and employees of the Group Companies and a corresponding conditional capital was created. In exercising said authorization, the Management Board and, to the extent that options were granted to members of the Management Board, the Supervisory Board granted share options with respect to up to 593,000 ordinary bearer shares. Thus, the authorization dated July 18, 2001 has been fully utilized except for 43,400 options.

     Furthermore, the general meeting of shareholders of the Company held on July 19, 2002 authorized the Management Board, subject to the Supervisory Board's consent, to issue option rights with respect to 111,617 ordinary bearer shares of LION bioscience AG, exclusively for subscription by employees of LION bioscience AG and members of the Group Companies by December 31, 2006, and a corresponding conditional capital was created. No options have been issued based on this authorization.

     At the end of fiscal year 2002/2003, the employees and one member of the Management Board irrevocably declared their waiver of all options issued to them. As far as the member of the Management Board was concerned, the consent to the declaration of waiver by the Company was issued by the Supervisory Board. No new option rights were issued in the past fiscal year.

     The existing authorizations to issue option rights and the conditional capital created to service them no longer needed due to the waiver should therefore be cancelled.

     Accordingly, the Management Board and the Supervisory Board propose that the following resolution be adopted:

     a) "The existing authorization of the Management Board based on the resolution of the general meeting of shareholders held on March 13, 2000, as amended on June 28, 2000, subject to the Supervisory Board's consent, or to the extent the Management Board is affected, the corresponding authorization of the Supervisory Board to issue option rights with respect to 1,239,000 ordinary bearer shares to members of the Management Board and employees of LION bioscience AG and to management members and employees of Group Companies, is hereby cancelled.

     The existing authorization of the Management Board based on the resolution of the general meeting of shareholders held on July 18, 2001, subject to the Supervisory Board's consent, or to the extent the Management Board is affected, the corresponding authorization of the Supervisory Board, to establish one or several stock option plans under which plans, once or several times, until December 31, 2005, option rights with respect to up to 636,400 no-par value ordinary bearer shares of LION bioscience AG could be issued to members of the Management Board and employees of LION bioscience AG and to management members and employees of the Group Companies, is hereby cancelled.

     The existing authorization of the Management Board based on the resolution of the general meeting of shareholders held on July 19, 2002, subject to the Supervisory Board's consent, to issue option rights with respect to 111,617 ordinary bearer shares of LION bioscience AG, exclusively for subscription by employees of LION bioscience AG and members of the Group Companies until December 31, 2006, is hereby cancelled.

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                                       8

     b) The previous Conditional Capital I (Section 4 (5) of the Articles of Association), the previous Conditional Capital II (Section 4 (6) of the Articles of Association) and the previous Conditional Capital III (Section 4 (7) of the Articles of Association) are cancelled."

     c) "Section 4 (5) to (7) of the Articles of Association are deleted."

9.   APPROVAL OF THE PAYMENT OF A COMPENSATION FOR THE WAIVER OF THE OPTIONS

     Subject to the consent of this general meeting of shareholders, the Company has reimbursed the employees and the member of the Management Board for the value of the options in the total amount of EUR 180,000 as determined by the Company using the Black-Scholes formula and reviewed by the accounting firm ERNST & YOUNG. The waiver of the option rights is also effective if the general meeting of shareholders were not to consent to the consideration payment.

     The Management Board and the Supervisory Board propose that the following resolution be adopted:

     "The payment of the value of the options as reviewed by the accounting firm ERNST & YOUNG in an amount totaling EUR 180,000 to the employees and the member of the Management Board as consideration for their declared waiver to the option rights to which they are entitled from the respective option programs is approved."

     REPORT OF THE MANAGEMENT BOARD TO THE GENERAL MEETING OF SHAREHOLDERS CONCERNING ITEM 9 OF THE AGENDA.

     Due to the high exercise hurdles or exercise prices of the options, which clearly exceed the current price level of the LION share, the option plans were no longer able to act as the incentive for which they were intended. Nonetheless, based on the U.S. accounting standard SFAS 123, the result of LION bioscience AG was lowered by approximately EUR 4.361 million for the year due to the issued options. Therefore the company has agreed to reimburse all employees for the current market value of their options totaling EUR 180,000 calculated using the Black-Scholes formula and reviewed by the accounting firm ERNST & YOUNG on February 28, 2003. Accordingly, at the end of fiscal year 2002/2003, the employees of the Company or its subsidiaries and one member of the Management Board irrevocably declared to the Company their waiver of all option rights issued to them. It was pointed out to the beneficiaries that the consideration payment was still dependent on the consent of the general meeting of shareholders and they would have to repay the amount received if the general meeting of shareholders were not to approve the consideration payment. As far as the member of the Management Board was concerned, the Supervisory Board gave its consent to the declaration of waiver by the Company. For accounting purposes, the declaration of waiver is treated as an accelerated end of the binding period so that the personnel expenses not affecting cash flow of EUR 4.361 million still to be recorded by the end of the term of the relevant options will be recorded with effect on net income for the last time as of March 31, 2003 for both option plans. Consequently, future periods will be relieved in this amount. The review of the value calculation by the accounting firm Ernst & Young is based on a volatility rate of the LION bioscience share of 70%, an expected dividend rate of 0% and a risk-free interest rate of 4%. Based on these assumptions and considering the exercise price and the term of the respective option plans, the Company determined the following values per option right:

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                                        9

      Option Plan 2000:
      Tranche 1:  EUR 0.14
      Tranche 2:  EUR 0.08
      Tranche 3:  EUR 0.37
      Tranche 4:  EUR 0.66

      Option Plan 2001:
      Tranche 1:  EUR 0.26

      The accounting firm Ernst & Young reviewed these calculated values.

In order to be entitled to attend the general meeting of shareholders and to exercise their voting right, shareholders are required by no later than JULY 31, 2003 to deposit their shares with the Company, a notary, a securities clearing and deposit bank authorized to accept shares or with

DEUTSCHE BANK AG

during customary business hours and leave them so deposited until the close of the general meeting of shareholders.

The deposit will also be deemed to have been duly effected if the shares, with the consent of the depository agent, are held on behalf of the depository agent by any other bank or if the shares are already deposited with or held in custody by, the Company and are in each case blocked (gesperrt) until the end of the general meeting of shareholders.

If the shares are deposited with a German notary, the certificate to be issued by the notary must be submitted to the Company or the depository agent by no later than AUGUST 1, 2003.

THE SHAREHOLDERS MAY ALSO HAVE THEIR VOTING RIGHTS EXERCISED BY AN AUTHORIZED REPRESENTATIVE, E.G., A CUSTODIAN BANK, A SHAREHOLDERS' ASSOCIATION OR ANOTHER PERSON OF THEIR CHOICE. WRITTEN FORM IS SUFFICIENT FOR THE AUTHORIZATION.

FURTHERMORE, THE COMPANY OFFERS ITS SHAREHOLDERS THE POSSIBILITY OF AUTHORIZING A PROXY DESIGNATED BY THE COMPANY WHO IS, HOWEVER, BOUND BY THE INSTRUCTIONS OF THE SHAREHOLDER. FOR THIS PURPOSE, THEY MUST HAVE AN ADMISSION TICKET, WHICH THE SHAREHOLDER SHOULD ORDER FROM THE CUSTODIAN BANK AS EARLY AS POSSIBLE. THE POWER OF ATTORNEY MAY ONLY BE GRANTED IN WRITTEN FORM, I.E., NOT BY FAX OR E-MAIL, SENT TO THE FOLLOWING ADDRESS:

LION bioscience AG
Dr. Franz Werner Haas
Waldhofer Strasse 98
69123 Heidelberg
Germany

Counter motions must be directed exclusively to:

LION bioscience AG
Dr. Franz Werner Haas
Waldhofer Strasse 98
69123 Heidelberg
Germany
Fax: +49 (0) 6221 4038 450

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                                       10

Counter motions received in good time at the address above will immediately be made available to other shareholders in the Internet at [WWW.LIONBIOSCIENCE.COM/HAUPTVERSAMMLUNG]. Possible comments by management concerning the counter motions will also be published at that address. Counter motions addressed elsewhere will not be considered.


Heidelberg, JUNE 23, 2003

LION bioscience AG



The Management Board